09055880

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2009

Washington, DC 110

SEC FILE NUMBER
8- 44344

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. Rivkin + Co Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 WEST DELAWARE AVENUE
(No. and Street)

PENNINGTON (City) NEW JERSEY (State) 08534-3201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY V. BRUNO, CPA 973-808-1445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BEHRENS & CO., P.A.
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD (Address) P.O. BOX 896 (City) PINE BROOK N.J. (State) 07058 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HAROLD RIVKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.RIVKIN & COMPANY, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/25/09

PRESIDENT
Title

Notary Public

LORA L. KEITH NOTARY PUBLIC MY COMMISSION EXPIRES 11/30/2010 NEW JERSEY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. RIVKIN AND COMPANY, INC.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

December 31, 2008

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
18 HOOK MOUNTAIN ROAD, P.O. BOX 896
PINE BROOK, NEW JERSEY 07058
Tel: 973-808-1445 • Fax: 973-808-1613
www.vb-cpa.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Board of directors of
H. Rivkin and Company, Inc.

In planning and performing our audit of the financial statements of H. Rivkin and Company, Inc. (the "Company"), for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by H. Rivkin and company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exceptive provisions of Rule 15C3-3; and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 (b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customer or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a inadequacy for such purposes.

Bases on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives. In addition, our review indicated that H. Rivkin and Company, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to Paragraph k(2) (ii) as of December 31, 2008 and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report recognizes that it is not practicable in an organization the size of H. Rivkin and company, Inc. to achieve all the division of duties and cross-check generally included in a system of internal control structure and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Van Duyne, Behrens & Co.

February 12, 2009

VAN DUYNE, BEHRENS & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

H. RIVKIN AND COMPANY, INC.

REPORT PURSUANT TO RULE 17a-5(e) (4)

December 31, 2008

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
18 HOOK MOUNTAIN ROAD, P.O. BOX 896
PINE BROOK, NEW JERSEY 07058
Tel: 973-808-1445 • Fax: 973-808-1613
www.vb-cpa.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
H. Rivkin and company, Inc.

Pursuant to rule 17a-5(e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation Assessment and Payment of H. Rivkin and Company, Inc. for the year ended December 31, 2008. Our procedures were performed solely to assist the Company in complying with rule 17a-5(e) (4) and, accordingly, our report is not to be used for any other purpose. The procedures we performed were as follows:

(1) Compared listed assessment payments with respective cash disbursement record entries;

Because the above procedures do not constitute an audit conducted in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above.

For the year ended December 31, 2008 no SIPC-6 or SIPC-7 reports were required to be filed by the company, due to the fact that the SIPC fund exceeded one billion US dollars in assets.

Van Duyne, Behrens & Co.
February 12, 2009

H. RIVKIN AND COMPANY, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION INVESTMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC - 4 general assessment - year ended December 31, 2008			
SIPC - 7 (See Auditor's Note)		N/A	N/A
		$ -	$ -

Name of Collection Agent: National Association of Securities Dealers, Inc.

See accompanying accountant's report

H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS

December 31, 2008

H. RIVKIN AND COMPANY, INC.

INDEX

VAN DUYNE, BEHRENS & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS
18 HOOK MOUNTAIN ROAD, P.O. BOX 896
PINE BROOK, NEW JERSEY 07058

Tel: 973-808-1445 • Fax: 973-808-1613
www.vb-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
H. Rivkin and Company, Inc.

We have audited the statement of financial condition of H. Rivkin and Company, Inc. (a New York corporation) as of December 31, 2008 and 2007 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, financial statements referred to above, present fairly in all material respects the financial position of H. Rivkin and Company, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 – 14 are presented for purposes of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied to our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Van Duyne, Behrens & Co.

February 12, 2009

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash	$ 202,857	$ 128,672
Brokers receivable	151,533	4,609
Inventory - securities	203,152	438,638
Prepaid expenses	293	1,592
Deferred tax asset	20,995	0
Total Current Assets	578,830	573,511
PROPERTY, PLANT AND EQUIPMENT		
Machinery and equipment	30,953	28,248
Furniture and fixtures	18,375	18,375
	49,328	46,623
Less: accumulated depreciation	46,921	46,623
Total Property, Plant and Equipment	2,407	-
TOTAL ASSETS	**$ 581,237**	**$ 573,511**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
CURRENT LIABILITIES		
Income tax payable	3,969	750
Payroll taxes payable	3,300	9,735
Accrued expenses	115,996	27,774
Deferred tax liability	0	21,392
Total Current Liabilities	123,265	59,651
STOCKHOLDERS' EQUITY		
Common stock - par value $1.00		
Authorized - 200,000 shares		
Issued - 25,000 shares		
Outstanding - 25,000 shares	25,000	25,000
Additional paid-in capital	194,159	194,159
Retained Earnings	238,813	294,701
Total Stockholders' Equity	457,972	513,860
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 581,237**	**$ 573,511**

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
For The Years Ended December 31, 2008 and 2007

	2008	2007
REVENUE		
Commission income	$ 1,746,037	$ 748,219
Trading income (loss)	(74,226)	3,898
Total revenue	$ 1,671,811	$ 752,117
OPERATING EXPENSES		
Officer's salaries	410,000	175,000
Office salaries	840,613	331,902
Advertising & promotion	0	578
Travel & entertainment	37,138	11,977
Telephone	19,190	14,649
Rent	15,600	17,400
Pension expense & employee benefits	64,356	77,439
Legal & professional services	16,655	15,989
Licenses & registration	8,204	7,542
Payroll & miscellaneous taxes	61,783	37,799
Dues, publications, & seminars	1,495	0
Office, stationary & printing	11,529	7,657
Postage & delivery	2,915	668
Clearing costs	56,239	52,100
Insurance	36,416	35,567
Lease expense	7,682	6,058
Quotes & research	15,717	12,816
Utilities, repairs & maintenance	3,140	2,286
Bank charges & miscellaneous	58	471
Depreciation expense	298	0
Total operating expenses	1,609,028	807,898
Income (loss) from operations	62,783	(55,781)
OTHER INCOME (EXPENSE)		
Interest & dividend income	10,060	13,357
Interest expense	(164)	(513)
Unrealized gain (loss)	(164,446)	96,753
Miscellaneous income	0	35,000
Other income (loss) - net	(154,550)	144,597
Income (loss) before income tax	(91,767)	88,816
Income tax provision	(5,236)	(1,379)
Deferred tax (expense) benefit	41,115	(22,965)
NET INCOME (LOSS)	(55,888)	64,472
Retained earnings - beginning of the year	294,701	230,229
Retained earnings - end of the year	$ 238,813	$ 294,701

H. RIVKIN AND COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2008 and 2007

	Total	Common Stock Par Value $1.00	Additional Paid -In Capital	Retained Earnings
Balance at beginning of year - January 1, 2007	$ 449,388	$ 25,500	$ 194,159	$ 230,229
Net income - December 31,2007	64,472			64,472
Stockholders' equity at December 31, 2007	513,860	25,000	194,159	294,701
Net loss - December 31, 2008	(55,888)			(55,888)
Stockholders' equity at December 31, 2008	$ 457,972	$ 25,000	$ 194,159	$ 238,813

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (55,888)	$ 64,472
Adjustments to reconcile net income to net cash flows provided by operating activities		
Depreciation expense	298	0
Unrealized realized gain (loss)	164,446	(96,753)
Deferred tax expense (benefit)	(42,387)	22,224
(Increase) decrease in brokers' receivable	(146,924)	(4,609)
(Increase) decrease in inventory account	71,040	(1,320)
(Increase) decrease in prepaid expenses & deposits	1,299	(1,592)
Increase in accrued commissions, payroll taxes & other expenses	85,006	24,509
Net cash provided by operating activities	76,890	6,931
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of plant, property & equipment	(2,705)	0
Net cash used by investing activities	(2,705)	0
NET INCREASE IN CASH	**74,185**	**6,931**
CASH AT BEGINNING OF YEAR	**128,672**	**121,741**
CASH AT END OF YEAR	**$ 202,857**	**$ 128,672**
SUPPLEMENTAL DISCLOSURES		
Cash paid during the year for interest	$ 164	$ 513
Cash paid during the year for income taxes	$ 1,990	$ 6,734

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business Activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for corporate bonds and bank loans.

Method of Accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Property and Equipment

Property and equipment are carried at cost. For property acquired in prior years, the straight-line method is used. Under this method, depreciation is provided by using recovery lives of 5 years for equipment and 7 years for furniture and fixtures.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $578 in 2007. No advertising expenses were incurred in 2008.

Statement of Cash Flows

The Company in compliance with Financial Accounting Standard Board (FASB) Statement No. 95 has adopted the indirect method of presenting its statement of cash flows.

Income Taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the company has adopted the Financial Accounting Standards Board Statement No. 109 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 8).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents. At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $100,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions, along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 – Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Penson Financial Clearing Corporation. At December 31, 2008 & 2007 the account balances of $151,533 and $4,609 represented trading profits settled in 2008 & 2007 respectively that had not been transferred by the clearing house until 2009 & 2008 respectively.

Note 4 – Inventory - Securities

The inventory – securities account balances at December 31, 2008 & 2007 of $203,152 and $438,638 respectively is stated at the quoted market values with the resulting unrealized gain or loss reflected in the statements of income and retained earnings.

Note 5 – Prepaid Expenses

Prepaid expenses at December 31, 2008 & 2007 are summarized as follows:

	2008	2007
Prepaid – other	$ 293	$1,592

Note 6 – Commitments

Minimum annual rental lease commitments for the main office and equipment are as follows:

2009 (New Jersey)	$ 15,600

Note 7 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requites that minimum net capital be equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of $405,830 which exceeded its required net capital by $305,830.

Note 8 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax asset has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2008 is as follows:

Financial statement loss before taxes	$(91,767)
Adjustments for:	
Permanent differences	4,417
Temporary differences	99,977
Federal Taxable income	$ 12,627

The above reconciliation resulted in a deferred tax benefit reflected in the statement of income and retained earnings as follows:

Federal	$ 27,735
State	13,380
	$ 41,115

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
December 31, 2008

TOTAL ASSETS	$	581,237
LESS TOTAL LIABILITIES		123,265
NET WORTH		457,972
ADD SUBORDINATED LOANS		0
ADJUSTED NET WORTH		457,972
LESS NON-ALLOWABLE ASSETS		21,288
CURRENT CAPITAL		436,684
LESS HAIRCUTS		30,854
NET CAPITAL		405,830
REQUIRED NET CAPITAL		100,000
EXCESS NET CAPITAL		305,830
AGGREGATE INDEBTEDNESS		**123,265**
AGGREGATE INDEBTEDNESS TO NET CAPITAL		**30.37%**

H. RIVKIN AND COMPANY INC.
SUPPLEMENTARY INFORMATION
HAIRCUT ANALYSIS
December 31, 2008

POSITION				
SECURITIES SUBJECT TO 40% H.C.				
LONG			$ -	
SHORT			$ -	
SECURITIES SUBJECT TO 15% H.C				
LONG			$ 169.853	
SHORT			$ -	
TNC			$ 169.853	
HAIRCUTS				
1. -40% H.C.				
LONG	$ 0.00 X 40%			$ -
SHORT	$ 0.00 X 40%			$ -
2. -15% H.C. ON THE GREATER OF THE LONG OR SHORT				
LONG	$169,853 X 15%			$ 25,478
EXCESS HAIRCUT:				
THE LESSER OF LONG OR SHORT LESS 25% OF THE GREATER OF THE LONG OR SHORT SHORT POSITION				$ (42.463)
EXCESS	15% X			$ -
UNDUE CONCENTRATION: (based on 10.00% TNC)				
ANY SECURITY >	500 SHARES & > 41,663			
STOCK VAL.	NORMAL H.C.	UNDUE CONC.		
$59.745	15%	$2,712		
TOTAL OF UNDUE CONCENTRATION				$ 2,712
OTHER HAIRCUT:				
TYPE	BALANCE	HAIRCUT	SUBTOTAL	
MBNA CAPITAL	$18,928	8.00%	1,514	
LAND O LAKES CAP	$14,372	8.00%	1,150	
TOTAL OF OTHER HAIRCUT				$ 2,664
TOTAL HAIRCUT				$ 30,854

H.RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF NON-ALLOWABLE ASSETS
December 31, 2008

ACCOUNT NAME	AMOUNT
PREPAID EXPENSES	$ 293
DEFERRED TAX ASSET	20,995
TOTAL NON-ALLOWABLE ASSETS	$ 21,288

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF AGGREGATE INDEBTEDNESS
December 31, 2008

ACCOUNT NAME	AMOUNT
PAYROLL TAXES PAYABLE	$ 3,300
INCOME TAXES PAYABLE	3,969
ACCRUED EXPENSES	115,996
TOTAL AGGREGATE INDEBTEDNESS	$ 123,265

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
December 31, 2008

Total net capital per unaudited focus report	$ 373.363
Add: Haircuts per unaudited focus report	31,038
Tentative net capital	404,401
Add: Non-allowable assets per unaudited focus report	4,728
Net Worth	409,129
Audit adjusting journal entries-net effect on net worth	48,843
Adjusted Net Worth	457,972
Less: Non-allowable assets per audited financial statement	(21,288)
Adjusted tentative net capital per audited financial statement	436,684
Less: Haircuts per audited financial statement	(30,854)
Total net capital per audited financial statement	$ 405,830

* *Any differences between the amended focus report and audited financial statements are deemed immaterial.*